Filed by Hilltop Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: PlainsCapital Corporation

(Commission File No. 000-53629)

On May 16, 2012, the following was published by SNL Financial:

Ford looks for a new home in PlainsCapital

By Nick Gorski

Since the 1970s, Hilltop Holdings Inc. Chairman Gerald Ford has been one of the most successful bankers in the sector. Starting with his first bank acquisition in 1975, Ford consolidated a number of banks into First United Bank Group Inc., which he sold in 1994 to Norwest Corp., now Wells Fargo & Co. In 2010, Ford invested in Pacific Capital Bancorp and is set to more than double that investment when the company completes its sale to Mitsubishi UFJ Financial Group Inc. unit UnionBanCal Corp.

Hilltop recently announced its pending acquisition of PlainsCapital Corp. Last week, Ford spoke with SNL by phone to talk about the deal. The following is an edited transcript of that conversation.

SNL: What attracted you to PlainsCapital and how did you get involved in this deal?

Ford: One, we have similar roots. I started my banking career with the acquisition of a small bank in West Texas, and we continued on and wound up buying a large bank in Lubbock, the first larger deal we did. And Plains has roots in Lubbock and West Texas, so we knew of the bank, the original bank in Lubbock. And we followed them as competitors and admirers for a number of years. I knew Alan White professionally and socially for a number of years. They moved to Dallas, and Dallas is where I'm from.

They've expanded in Texas, but we've kept up with them, we've looked at it before. We liked the bank, the management and the franchise — and we had a company that afforded a structure to accomplish their objectives and ours.

Looking at the structure that PlainsCapital was attracted to, what aspects of that are you specifically referring to?

Hilltop had, really, two assets. It came from a strange background. It had a lot of cash and it had a small insurance company, not heavily material. And it was a New York Stock Exchange company, so it was a public company. Plains had been a private company, albeit they had a number of shareholders for a number of years, so by doing a cash and stock transaction, it gave them some cash, the shareholders, and we still have cash left over to go do future things with.

And it also gave them security and an entrance to a public market that allows their shareholders to have total liquidity.

The valuation was fair to both sides. Their management stays in place, the name stays in place and the franchise stays in place. We don't really have another bank there in that area to offer any consolidating benefits. I think it just accomplished a lot of things for them, and it got us more fully invested, which we've been trying to do for the last four or five years.

Hilltop also has a bit of stake in SWS Group Inc. Does that factor into your future plans for the franchise at all?

Not really at this time. It could or it couldn't, but that gets more complicated. It doesn't have anything to do with this acquisition and didn't really impact this acquisition.

Once you've finished integrating PlainsCapital, what are your future plans? Are you looking for additional deals?

Well, we've had a background of acquisitions, but we just want to grow the bank. They've had a background of organic growth. So it's trying to marry up the best of two worlds.

Are there any particular lessons that you pulled out of the boom and bust of the American banking sector over the past few decades?

Well, the thing that we've been fortunate about is that we've been profitable every year, and we have a healthy respect for credit administration. That's what got us through the bust. And having that understanding and appreciation is what allowed us to do things like PlainsCapital, and it's what allows us to have confidence in doing something with PlainsCapital, now that we've had the ability to go in and look and get comfortable with assets.